UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-39374

Inventiva S.A.
(Translation of registrant's name into English)

50 rue de Dijon
21121 Daix France
+33 3 80 44 75 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Press Release

On October 14, 2025, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1.

Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Interim Financial Report

On October 14, 2025, the Registrant made available management’s report related to the previously disclosed financial statements for the six months ended June 30, 2025, a copy of which is attached hereto as Exhibit 99.2.

Exhibit 99.2 shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-290863) of Inventiva S.A. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 14, 2025.
99.2	Management’s Report on Financial Statements for the Six Months Ended June 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.
(Registrant)

Date: October 14, 2025	/s/ Andrew Obenshain
Andrew Obenshain
Chief Executive Officer